Exhibit 99.1
BARRICK GOLD CORPORATION
STOCK OPTION PLAN (2004)
(As Amended and Restated on May 2, 2007)
ARTICLE 1
PURPOSE OF THE PLAN
     The purpose of the Plan is to provide officers and key employees of the Corporation and its Subsidiaries and Consultants compensation opportunities that will reward the creation of shareholder value over the long-term and enhance the Corporation’s ability to attract, retain and motivate key personnel and reward significant performance achievements.
ARTICLE 2
INTERPRETATION
2.1     Definitions
          Where used herein, the following terms shall have the following meanings, respectively:
"Blackout Expiration Term” has the meaning ascribed thereto in Section 5.4 of this Plan;
"Blackout Period” means a period when the Optionee is prohibited from trading in the Corporation’s securities pursuant to (i) the Corporation’s written policies then applicable, or (ii) a notice in writing to the Optionee by a senior officer or director of the Corporation;
"Board” means the board of directors of the Corporation;
"Business Day” means any day other than a Saturday or Sunday on which the TSX is open for trading;
"Capital Reorganization” means (a) a reclassification of the Shares into other shares or other securities (other than a Share Reorganization), (b) a consolidation, amalgamation or merger of the Corporation with or into any other entity, or (c) a transfer (other than to one or more wholly-owned subsidiaries of the Corporation) of all or substantially all of the undertaking or the assets of the Corporation to another entity;
"Cause”, where used herein in reference to a Change in Control Agreement to which a Full Time Employee Optionee is a party, has the meaning ascribed to that term in such Change in Control Agreement;
Amended and Restated Stock Option Plan (2004)

"Change in Control”, where used herein in reference to a Change in Control Agreement to which a Full Time Employee Optionee is a party, has the meaning ascribed to that term in such Change in Control Agreement;
"Change in Control Agreement” means an agreement entered into between the Corporation and a Full Time Employee Optionee providing for, among other things, the payment to the Full Time Employee Optionee of certain amounts and the extension to the Full Time Employee Optionee of certain other benefits in the event the employment of that Full Time Employee Optionee is terminated following the occurrence of a Change in Control and within the Change in Control Protection Period specified in such Change in Control Agreement;
"Change in Control Protection Period”, where used in reference to a Change in Control Agreement to which a Full Time Employee Optionee is a party, means the period specified in such Change in Control Agreement, not to exceed three years in duration, following the occurrence of a Change in Control during which a termination of the employment of the Optionee by the Corporation will entitle the Optionee to be paid certain amounts and be provided with certain other benefits specified in such Change in Control Agreement;
"Committee” shall have the meaning attributed thereto in Section 3.1 hereof;
"Consultant” means any person or company engaged to provide ongoing management or consulting services to the Corporation or any of its Subsidiaries;
"Corporation” means Barrick Gold Corporation and includes any successor corporation thereof;
"Disability” means the physical or mental illness of the Optionee resulting in the Optionee’s absence from his full time duties with the Corporation for more than nine consecutive months and failure by the Optionee to return to full time performance of his duties within 30 days after written demand by the Corporation to do so at any time after the expiry of such nine-month period;
"Eligible Person” means any officer or key employee of the Corporation or any Subsidiary or any Consultant;
"Full Time Employee Optionee” means an Optionee who is a full time employee of the Corporation immediately prior to the termination of his or her employment with the Corporation as contemplated in Section 6.3 hereof.
"Good Reason”, where used herein in reference to a Change in Control Agreement to which a Full Time Employee Optionee is a party, has the meaning ascribed to that term in such Change in Control Agreement;
"insider” has the meaning ascribed thereto in the TSX Company Manual;

Amended and Restated Stock Option Plan (2004)

"Market Price”, at any date in respect of Shares, shall be the closing price of the Shares on the TSX or the NYSE, as determined by the Committee (or, if such Shares are not then listed and posted for trading on either such exchange, on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Committee) on the Business Day immediately preceding the date on which the Option is approved by the Committee. In the event that such Shares did not trade on such date, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such date. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be determined by the Committee in its sole discretion;
"NYSE” means the New York Stock Exchange;
"Option” means an option to purchase Shares granted under the Plan;
"Option Price” means the price per share at which Shares may be purchased under any Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;
"Optionee” means a person to whom an Option has been granted;
"Plan” means this Stock Option Plan, as the same may be amended or varied from time to time;
"Post-Blackout Period Price” shall be the closing price of the Shares on the TSX or the NYSE, as determined by the Committee (or, if such Shares are not then listed and posted for trading on either such exchange, on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Committee) on the first Business Day following the date on which the relevant Blackout Period has expired. In the event that such Shares did not trade on such date, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such date. In the event that such Shares are not listed and posted for trading on any stock exchange, the Post-Blackout Period Price in respect thereof shall be as determined by the Committee in its sole discretion at the close of business on the first Business Day following the expiration of the relevant Blackout Period;
"share compensation arrangement” means a stock option plan, stock option, stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury to any employee, officer, director or consultant of the Corporation;
"Share Reorganization” means (a) the issue by the Corporation of Shares to all or substantially all of the holders of Shares as a stock dividend other than dividends paid in the ordinary course, (b) a distribution by the Corporation on its outstanding Shares payable in Shares or securities exchangeable for or convertible into Shares other than dividends paid in the ordinary course, (c) a subdivision by the Corporation of the

Amended and Restated Stock Option Plan (2004)

Shares into a greater number of Shares, or (d) a consolidation by the Corporation of the Shares into a lesser number of Shares;
"Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;
"Subsidiary” means any body corporate which is a “subsidiary” as such term is defined in the Business Corporations Act (Ontario), as the same may be amended from time to time;
"TSX” means The Toronto Stock Exchange; and
"TSX Company Manual” means the Company Manual of the TSX, as amended from time to time, including such Staff Notices of the TSX from time to time which may supplement the same.
ARTICLE 3
ADMINISTRATION OF THE PLAN
3.1      General
          The Plan shall be administered by a committee (the “Committee”) appointed by the Board and consisting of not less than three members of the Board. No Eligible Person may be appointed to the Committee. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring in the Committee shall be filled by the Board.
3.2     Selection of Committee
          The Committee shall select one of its members as its Chairman and shall hold its meetings at such time and place as it shall deem advisable. A majority of members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at any meeting. Any action of the Committee may be taken by an instrument in writing signed by all the members of the Committee and any action so taken shall be as effective as if it had been taken by a vote of the majority of the members of the Committee present at a meeting of the members of the Committee duly called and held.
3.3      Authority of the Committee
          The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan, to:
(a)	establish policies and adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

Amended and Restated Stock Option Plan (2004)

(b)	interpret and construe the Plan and determine all questions arising out of the Plan and any Option granted pursuant to the Plan, and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes;

(c)	subject to the approval of the Board as contemplated in Section 5.3 hereof, determine to which Eligible Persons Options are granted and the number of Shares subject to each Option, determine the terms and conditions of each Option, including, if considered appropriate by the Committee, performance conditions to be met by an Optionee before such Optionee’s Options are granted or vest, and grant such Options;

(d)	determine if the Shares which are subject to an Option will be subject to any additional restrictions upon the exercise of such Option;

(e)	prescribe the form of the instruments relating to the grant, exercise and other terms of Options; and

(f)	otherwise exercise the powers granted to the Committee under the Plan as set forth herein.
ARTICLE 4
SHARES SUBJECT TO THE PLAN
4.1     Total Number of Shares
          The maximum number of Shares issuable under this Plan is 16 million Shares, subject to adjustment or increase of such number pursuant to the provisions of Article 8 hereof. In the event of the expiration or other termination of any Option granted under the Plan, the Shares in respect of which the Option has not been exercised shall be available for Options subsequently granted under the Plan. Cancellation of any Option prior to its expiry in conjunction with granting of an Option to the same Optionee on different terms shall be subject to receipt of requisite regulatory approvals. No fractional Shares may be purchased or issued pursuant to the exercise of any Option granted under the Plan.
ARTICLE 5
ELIGIBILITY, GRANT AND TERMS OF OPTIONS
5.1     Eligible Persons
          Subject to the provisions of the Plan, Options may only be granted to Eligible Persons.

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5.2 Terms and Conditions of Options
          Subject to Section 5.3 hereof and except as otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Committee; provided, however, that if no specific determination is made by the Committee with respect to any of the following matters, each Option shall, subject to the provisions of the Plan, contain the following terms and conditions:
(a)	the period during which an Option shall be exercisable shall be seven years from the date the Option is granted to the Optionee; and

(b)	not more than one-quarter of the Shares covered by the Option may be taken up during any one of such years; provided, however, that if the number of Shares taken up under the Option in any of such years is less than one-quarter of the Shares covered by the Option, the Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares subject to the Option which were purchasable, but not purchased by the Optionee, during such year.
Without limiting the generality of the foregoing, Options may be granted by the Committee from time to time in accordance with this Article 5 during a Blackout Period, provided that in no event shall such Options be exercisable until after the Option Price applicable to such Options is fixed by the Committee in accordance with Section 5.4.
5.3     Committee Approval
          All grants of Options by the Committee shall be subject to the approval of the Board and no Option shall be exercisable in whole or in part unless and until such approval is obtained.
5.4     Option Price
          The Option Price on Shares which are the subject of any Options shall in no circumstances be lower than the Market Price of the Shares at the date of the grant of the Option. If the Committee grants Options to an Optionee during a Blackout Period applicable to such Optionee, the Option Price fixed by the Committee on Shares which are the subject of such Options shall be equal to the greater of (i) the Market Price at the date of the grant of the Options, and (ii) the Post-Blackout Period Price following the end of such Blackout Period.
5.5     Term of Option
          In no event may the term of an Option exceed seven years from the date of the grant of the Option. Notwithstanding the foregoing, if the term of an Option held by any Optionee expires during or within 10 Business Days of the expiration of a Blackout Period applicable to such Optionee, then the term of such Option or the unexercised portion thereof, as applicable,

Amended and Restated Stock Option Plan (2004)

shall be extended to the close of business on the tenth Business Day following the expiration of the Blackout Period (the “Blackout Expiration Term”).
5.6     No Repricing
          In no event may outstanding Options granted under this Plan be repriced.
5.7     Share Concentration
          The total number of Shares to be optioned to any Optionee under this Plan together with any Shares reserved for issuance to such Optionee and such Optionee’s associates (as such term is defined in the Securities Act (Ontario), as the same may be amended from time to time) under options or warrants for services and other share compensation arrangements shall not exceed 1% of the issued and outstanding Shares at the date of grant of the Option.
          Notwithstanding any other provision contained in the Plan, the aggregate number of Shares issuable to insiders of the Corporation under the Plan or any other share compensation arrangement of the Corporation shall not at any time exceed 10% of the issued and outstanding Shares and the aggregate number of Shares issued to insiders under the Plan or any other share compensation arrangement of the Corporation, within a one-year period, shall not exceed 10% of the issued and outstanding Shares.
          An Option is personal to the Optionee and, subject to Sections 6.2 and 6.3 hereof, is non-assignable.
ARTICLE 6
TERMINATION OF EMPLOYMENT AND DEATH
6.1      General
          An Option, and all rights to purchase Shares pursuant thereto, granted to an Eligible Person shall expire and terminate immediately upon the Optionee ceasing to be an Eligible Person, other than in the circumstances referred to in Sections 6.2 and 6.3 hereof. For greater certainty, in any situation where Section 6.3 hereof is applicable, that section shall prevail over the provisions of Section 6.2 in the event of any conflict or inconsistency between those provisions.
6.2      Expiry of Option
          (a) Termination without Cause and Voluntary Termination. If, before expiry of an Option in accordance with the terms thereof, (i) the employment of the Optionee by the Corporation or by any of its Subsidiaries terminates for any reason whatsoever other than termination by the Corporation for cause but including termination by reason of the death of the Optionee or (ii) the Optionee ceases to be an officer of the Corporation or any of its Subsidiaries or a Consultant, then such Option may, subject to the terms thereof and any other terms of the Plan, be exercised, if the Optionee is deceased, by the legal representative(s) of the estate of the Optionee or if the Optionee is alive, by the Optionee, at any time within six

Amended and Restated Stock Option Plan (2004)

months of the date of the death of the Optionee or the date of the termination of the employment, office or engagement of the Optionee, but only to the extent that the Optionee was entitled to exercise such Option at the date of the death of the Optionee or the date of the termination of his or her employment, office or engagement, as applicable. For greater certainty, in the case of termination without cause, the date of termination of the employment, office or engagement of the Optionee by the Corporation or by any of its Subsidiaries shall be considered to be the last date on which the Optionee is actively at work and the date on which unvested Options expire and terminate and the period during which the Optionee may exercise any vested and unexercised Options shall be determined in accordance with this Plan and the terms of the Options as granted and without regard to any statutory, contractual or common law notice period that might apply to such termination.
          Notwithstanding the foregoing, in the case of (i) the termination of an Optionee who is a senior executive other than for cause, (ii) an Optionee whose employment with the Corporation or the applicable Subsidiary is terminated due to retirement or (iii) a deceased Optionee, the Committee may in its discretion make a determination at any time prior to the expiry of the six month period following the termination of employment of such Optionee or the death of the deceased Optionee, as the case may be, to accelerate the vesting of any unvested options and/or to extend the time in which the Optionee can exercise an Option, or in the case of a deceased Optionee, to extend the time in which the legal representative(s) of the estate of the Optionee can exercise an Option, pursuant to this Section 6.2(a), to a date not exceeding the earlier of the date as of which the Option would have expired but for the termination of the employment of such Optionee or the death of the Optionee, as the case may be, and the date that is three years from the termination of the employment of such Optionee or the death of the Optionee, as the case may be.
          (b) Termination for Cause. If the employment of the Optionee by the Corporation or by any of its Subsidiaries terminates for cause, then all Options immediately expire on the date of such termination.
          (c) Disability. Options shall not be affected if the employment of the Optionee by the Corporation or by any of its Subsidiaries terminates by reason of Disability.
6.3     Change in Control
          Notwithstanding any other provision of the Plan, in the event a Full Time Employee Optionee is a party to a Change in Control Agreement and the employment of that Optionee with the Corporation is terminated prior to the expiry of any Option granted to that Optionee:
(a)	by the Corporation at any time within the Change in Control Protection Period, other than as a result of Disability or retirement of that Optionee or for Cause; or

(b)	by that Optionee at any time within the Change in Control Protection Period, for Good Reason;
then, notwithstanding the terms upon which the Option was originally granted or any other provision of the Option, any unvested portion of that Option will thereupon be immediately

Amended and Restated Stock Option Plan (2004)

fully vested and any unexercised portion of that Option will thereafter be exercisable for a term that is the lesser of:
(i)	three years from the date of the termination of employment of the Full Time Employee Optionee;

(ii)	the period of time specified in that Optionee’s Change in Control Agreement from the date of termination of the Optionee’s employment, if any such period of time for the exercise of such Option is so specified; or

(iii)	the remaining term until the original expiry date of the Option.
6.4     Change of Employment, etc.
          Options shall not be affected by the Optionee ceasing to be an officer or key employee of the Corporation or any of its Subsidiaries or a Consultant where the Optionee continues to be an Eligible Person.
ARTICLE 7
EXERCISE OF OPTIONS
7.1     Exercise of Options
          Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office, or such other location as the Corporation may designate, of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price for the Shares then being purchased.
          Certificates for such Shares shall be delivered to the Optionee or the legal representative of its estate, as applicable, within a reasonable time following the receipt of such notice and payment.
7.2     Regulatory Approval
          Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee or the legal representatives of its estate, as applicable, pursuant to the exercise of an Option shall be subject to:
(a)	completion of such registration or other qualifications of such Shares or obtaining approval of such governmental or other regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

Amended and Restated Stock Option Plan (2004)

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; and

(c)	the receipt from the Optionee or the legal representatives of its estate, as applicable, of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.
          In this connection, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.
ARTICLE 8
CERTAIN ADJUSTMENTS
8.1      Adjustments
          Subject to Section 8.2, appropriate adjustments in the number of Shares subject to the Plan and, as regards Options granted or to be granted, in the number of Shares optioned and in the Option Price, shall be made by the Board to give effect to a Share Reorganization or other relevant changes in the share capital of the Corporation and such changes, once approved by the Board, shall be binding upon all Optionees.
8.2     Capital Reorganization
          In the event of a Capital Reorganization, any Optionee who exercises an Option after the effective date of the Capital Reorganization shall be entitled to receive and shall accept, for the same aggregate Option Price in lieu of the number of Shares to which such Optionee was theretofore entitled upon such exercise, the aggregate amount of cash, securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Optionee had been the registered holder of the number of Shares to which the Optionee was theretofore entitled upon such exercise, and the Board shall make such changes to the Plan as are necessary to give effect thereto.
ARTICLE 9
MISCELLANEOUS PROVISIONS
9.1     No Shareholder Rights
          The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the issuance of a certificate or

Amended and Restated Stock Option Plan (2004)

certificates for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates.
9.2     No Right to Continue in the Employ of the Corporation
          Nothing in the Plan or any Option shall confer upon any Optionee any right to continue in the employ of the Corporation or any of its Subsidiaries or affect the right of the Corporation or any such Subsidiary to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any such Subsidiary to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan or policy of the Corporation or any such Subsidiary, or beyond the time at which the Optionee would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any such Subsidiary.
9.3     No Right to Employment
          Nothing in the Plan or any Option shall confer on any Optionee who is not an employee of the Corporation or any of its Subsidiaries any right to continue providing ongoing services to the Corporation or any of its Subsidiaries or affect in any way the right of the Corporation or any such Subsidiary to terminate his, her or its contract at any time; nor shall anything in the Plan or any Option be deemed or construed as an agreement, or an expression of intent, on the part of the Corporation or any of its Subsidiaries to extend the time for the performance of the ongoing services beyond the time specified in the contract with the Corporation or any such Subsidiary.
9.4     Amendment or Termination of the Plan
          (a) The Board may amend, suspend, discontinue or terminate the Plan and any outstanding Option granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Corporation (provided that, in the case of any action taken in respect of an outstanding Option, the Optionee’s consent to such action shall be required unless the Board determines that the action would not materially and adversely affect such Optionee), for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Corporation. Examples of the types of amendments that are not material that the Board is entitled to make without shareholder approval include, without limitation, the following:
(i)	ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(ii)	amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

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(iii)	changing the vesting provisions of the Plan or any Option;

(iv)	changing the termination provisions of the Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option; and

(v)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Shares from the Plan reserve.
          (b) Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Corporation under any applicable securities laws or requirements shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for:
(i)	any amendment to the provisions of this Section 9.4 which is not an amendment within the nature of Section 9.4(a)(i) or Section 9.4(a)(ii);

(ii)	any increase in the maximum number of Shares issuable under the Plan (other than pursuant to Article 8);

(iii)	any reduction in the Option Price or extension of the period during which an Option may be exercised;

(iv)	any amendments to Section 5.6 to permit the repricing of Options;

(v)	the cancellation and reissue of any Option;

(vi)	any amendment to the eligible participants under the Plan that would permit the introduction or reintroduction of non-employee directors to participate under the Plan on a discretionary basis; and

(vii)	any amendment to the provisions of the Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes, provided that, in the case of an amendment referred to in Section 9.4(b)(iii) hereof, insiders of the Corporation who benefit from such amendment are not eligible to vote their Shares in respect of the approval.
          (c) For the purposes of this Section 9.4, an amendment does not include an accelerated expiry of an Option by reason of the fact that an Optionee ceases to be a director, officer, consultant or employee of the Corporation or any of its Subsidiaries.
          (d) The shareholders’ approval of an amendment, if required pursuant to the terms hereof, shall be given by approval of the holders of a majority of the Shares present and voting in person or by proxy at a duly called meeting of the shareholders. Options may be

Amended and Restated Stock Option Plan (2004)

granted under the Plan prior to the approval of the amendment, provided that no Shares may be issued pursuant to the amended terms of the Plan until the shareholders’ approval of the amendment has been obtained.
ARTICLE 10
SHAREHOLDERS’ APPROVAL
10.1     Approval
          The Plan shall be subject to the requisite approval of the shareholders of the Corporation to be given by resolution passed at a meeting of the shareholders of the Corporation and to the requisite acceptance by stock exchanges upon which the shares are listed. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

Amended and Restated Stock Option Plan (2004)